Exhibit 4.8

PRIVATE & CONFIDENTIAL

From:              Bank of America Merrill Lynch International Limited (the “Agent”) for itself and as facility agent for the Finance Parties (under and as defined in the Revolving Facilities Agreement).

To:                            Red Football Limited (the “Company”) as the Company and as Obligors’ Agent (under and as defined in the Revolving Facilities Agreement (as defined below))

7 October 2015

Dear Sirs

Re: Revolving facilities agreement dated 22 May 2015 between, amongst others, the Company, MU Finance plc as Original Borrower, Bank of America, N.A. as the Arranger and Bank of America Merrill Lynch International Limited as Agent and Security Trustee (the “Revolving Facilities Agreement”)

We refer to the Revolving Facilities Agreement.  Words and expressions defined in the Revolving Facilities Agreement have the same meanings when used in this letter unless otherwise defined in this letter or the context otherwise requires.

Unless otherwise stated, references to a “Clause” or a “Schedule” are to the corresponding clause or schedule of the Revolving Facilities Agreement.

The Majority Lenders have agreed to amend the terms of the Revolving Facilities Agreement in the manner set out in paragraph 1 (Amendments to the Revolving Facilities Agreement)).  Such amendments are to become effective immediately on the date of this letter (the “Effective Date”).

The Company is entering into this letter for itself and on behalf of the other Obligors pursuant to Clause 2.5 (Obligors’ Agent).

1.                                     AMENDMENTS TO THE REVOLVING FACILITIES AGREEMENT

With effect from the Effective Date:

1.1                              paragraph (b) of Clause 25.1 (Financial statements) of the Revolving Facilities Agreement is deleted in its entirety and replaced with:

(b)                                  within 60 days following the end of each of the first three Financial Quarters in each Financial Year of the Company (commencing in respect of the Financial Year of the Company ending on or about 30 June 2016), its unaudited consolidated quarterly financial statements for that Financial Quarter and, subject to Clause 25.11 (Alternative Reporting), such quarterly financial statements shall contain the following information: (i) an unaudited condensed consolidated balance sheet of the Company as of the end of such Financial Quarter and unaudited condensed consolidated statements of income and cash flow of the Company for the quarterly and year to date periods ending on the unaudited condensed consolidated balance sheet date, and the comparable prior year periods for the Company, together with condensed footnote disclosure; (ii) pro forma income statement and balance sheet information of the Company, together with explanatory footnotes, for any material acquisitions, dispositions or recapitalisations (excluding acquisitions or dispositions of player registrations) that have occurred since the beginning of the most recently completed fiscal quarter as to which such quarterly report relates; and (iii) an operating and financial review of the unaudited financial statements (including a discussion by business segment), including a discussion of the consolidated financial condition and results of operations of the Company and any material change between the current Financial Quarter and the corresponding period in the prior Financial Year;

1.2                               paragraph (a) of Clause 25.4 (Budget) of the Revolving Facilities Agreement is deleted in its entirety and replaced with:

(a)                                  The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests), as soon as the same become available but in any event within 75 days following the start of each of its Financial Years an annual Budget for that Financial Year (commencing in respect of the Financial Year of the Company to end on or about 30 June 2017); and

1.3                              if any Default or Event of Default has occurred on or prior to the Effective Date as a result of non-compliance with any requirement of Clauses 25.1 (Financial statements) to 25.4 (Budget) (inclusive) and/or Clause 25.9 (Notification of Default) of the Revolving Facilities Agreement, any such Default or Event of Default (if applicable) shall be waived and shall no longer be outstanding and/or continuing.

2.                                     CONTINUITY AND CONSENT OF THE GUARANTORS

2.1                              Continuing obligations

Except as varied or waived by the terms of this letter, the Revolving Facilities Agreement will remain in full force and effect and any reference in the amended Revolving Facilities Agreement or any other Finance Document to such Revolving Facilities Agreement or to any provision of such Revolving Facilities Agreement will be construed as a reference to such amended Revolving Facilities Agreement, or that provision, as amended by this letter.

2.2                              Continuing Guarantees

The Company on behalf of the Guarantors hereby consents, acknowledges and agrees to the amendments and other matters set forth in this letter and hereby confirms and ratifies in all respects the guarantee in Clause 23 (Guarantee and Indemnity) of the Revolving Facilities Agreement (including without limitation the continuation of each Guarantor’s payment and performance obligations thereunder upon and after the effectiveness of this this letter) and the enforceability of such guarantee against such Guarantor in accordance with its terms.

3.                                     REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Agent that the Repeating Representations are true and accurate in all respects (or, in the case of such Repeating Representations which are not otherwise subject to a materiality threshold or qualification in accordance with their terms, are correct in all material respects) as at the date of this letter.

4.                                     GENERAL

4.1                              Construction

The provisions of Clause 1.2 (Construction), Clause 39 (Partial Invalidity), Clause 40 (Remedies and Waivers), Clause 41 (Amendments and Waivers) and Clause 46 (Enforcement) of the Revolving Facilities Agreement shall apply to this letter as if set out in this letter, but as if references in those Clauses to the Revolving Facilities Agreement were references to this this letter.

4.2                              Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

4.3                              Finance Documents

This letter is designated as a Finance Document by the Company and the Facility Agent.

4.4                              Third Party Rights

(a)                                Unless expressly provided to the contrary in this letter, a person who is not a party has no right under the Contracts (Rights of Third Parties) Act 1999 (or any analogous provision under any applicable law) to enforce or enjoy the benefit of any term of this letter.

(b)                                Notwithstanding any term of this letter, the consent of any person who is not a party is not required to amend, rescind or otherwise vary this letter at any time

4.5                              Governing law

This letter and any non-contractual obligations arising out of or in connection with it is governed by English law.

We would be grateful if you could sign and return this letter as acknowledgment of your agreement to the above.

Yours faithfully,

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED
for itself and as facility agent for and on behalf of the Finance Parties

Signature:	/s/ Kevin Day
Name:	Kevin Day
Title:	Vice President

Agreed and accepted:

RED FOOTBALL LIMITED

(for and on behalf of itself and each Obligor)

Signature:	/s/ Edward Woodward
Name:	Edward Woodward
Title:	Authorized Signatory